UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

William M. Walker

c/o Walker & Dunlop, Inc.

7501 Wisconsin Avenue

Suite 1200E

Bethesda, Maryland 20814

(301) 215-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102		13D/A

1	Names of Reporting Persons William M. Walker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,741,664

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,741,664

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,741,664

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person IN

CUSIP No. 93148P102	13D/A

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 28, 2010 (as amended and supplemented to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walker & Dunlop, Inc., a Maryland corporation (the “Company”) beneficially owned by the Reporting Person.  Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 15, 2017, the Reporting Person entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.  Under the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 189,760 shares of Common Stock on behalf of the Reporting Person during the period from December 18, 2017, to November 23, 2018, subject to the terms of the Trading Plan.  This description of the Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Trading Plan, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.  The Reporting Person makes no commitment in terms of the timing of such transactions, if any, which will depend on market conditions, including the price and availability of shares of Common Stock, as well as other factors.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)-(b)

The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.  Calculations of the percentage of shares of Common Stock beneficially owned are based on 31,064,128 shares of Common Stock outstanding as of November 14, 2017.  The Reporting Person holds dispositive and voting power over an aggregate of 1,741,664 shares of Common Stock, including (i) 21,829 shares of restricted stock, which represent the unvested portions of restricted stock grants, which grants were made to vest ratably on each anniversary of the applicable grant date over a three-year period, (ii) 287,903 shares of Common Stock underlying currently exercisable stock options, (iii) zero shares of Common Stock underlying options exercisable within the next 60 days, and (iv) 10,095 shares of Common Stock held as custodian for his minor children.

(c)           None.

(d)           None.

(e)           Not applicable.

CUSIP No. 93148P102	13D/A

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference.  The Trading Plan is attached as Exhibit 99.2 and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
99.2	Trading Plan

CUSIP No. 93148P102	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2017

/s/ William M. Walker
William M. Walker